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Securian Financial Group, Inc.
400 Robert Street North
St. Paul, MN 55101-2098
www.securian.com
651.665.3500

                                                                [SECURIAN LOGO]

August 17, 2016

Securities and Exchange Commission                                    VIA EDGAR
Division of Investment Management
Office of Insurance Products
100 F Street NE
Washington, DC 20549-4644

Re: Minnesota Life Insurance Company
    Minnesota Life Individual Variable Universal Life Account
    Post-Effective Amendment Number 10 to Registration Statement
    on Form N-6 (File Numbers 333-183590 and 811-22093
    -------------------------------------------------

Commissioners:

The accompanying post-effective amendment to the Registration Statement on Form N-6 for the above-referenced Minnesota Life Individual Variable Universal Life Account (the "Registrant") is being filed electronically with the Securities and Exchange Commission (the "Commission") pursuant to the Commission's EDGAR System. The amendment is being filed pursuant to Rule 485(b) under the Securities Act of 1933(the "1933 Act"). In that regard, the Registrant requests that this filing become effective on August 20, 2016.

The Registrant has certified that its amendment meets all of the requirements for effectiveness pursuant to paragraph (b) of Rule 485. In addition, and pursuant to paragraph (b)(4) of Rule 485, I hereby represent, as counsel responsible for preparation of the post-effective amendment, that the amendment does not contain disclosures that would render it ineligible to become effective under paragraph (b) of Rule 485.

Please do not hesitate to call the undersigned at (651) 665-4593 if you have any questions or comments concerning the filing.

Sincerely,

/s/ Timothy E. Wuestenhagen

Timothy E. Wuestenhagen
Senior Counsel

TEW:mab

cc: Ann B. Furman,
    Carlton Fields

Securian Financial Group provides financial security for individuals and businesses through its subsidiaries including Minnesota Life Insurance Company, Advantus Capital Management, Securian Financial Services and Securian Trust Company.